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                                                                     EXHIBIT 3.8

                            CERTIFICATE OF AMENDMENT
                             OF AMENDED AND RESTATED
                          CERTIFICATE OF INCORPORATION
                              OF CYTEL CORPORATION

         Cytel Corporation (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

         FIRST:   The name of the Corporation is Cytel Corporation.

         SECOND: The date on which the Corporation's original Certificate of Incorporation was filed with the Delaware Secretary of State is July 10, 1987.

         THIRD: The Board of Directors of the Corporation, acting in accordance with the provision of Sections 141 and 242 of the General Corporation Law of the State of Delaware adopted resolutions at a meeting held on August 17, 1998 to amend the first paragraph of Article V of the Amended and Restated Certificate of Incorporation of the Corporation to read in its entirety as follows:

         "The Corporation is authorized to issue two classes of shares designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares of all classes of stock which the Corporation has authority to issue is 85,000,000 shares, consisting of 75,000,000 shares of Common Stock, each having a par value of $.01, and 10,000,000 shares of Preferred Stock, each having a par value of $.01. Effective as of the close of business on November 13, 1998 (the "Effective Time"), each seven (7) shares of the Corporation's Common Stock, par value $.01 per share, issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be converted into one (1) share of Common Stock, par value $.01 per share, of the Corporation. No fractional shares shall be issued and, in lieu thereof, any holder of less than one share of Common Stock entitled to receive cash for such holder's fractional share based upon the closing sales price of the Corporation's Common Stock as reported on the Nasdaq National Market as of the date of the Effective Time."

         FOURTH: Thereafter, pursuant to a resolution of the Board of Directors, this Certificate of Amendment of Amended and Restated Certificate of Incorporation was submitted to the stockholders of the Corporation and was duly approved by the required vote of stockholders of the Corporation in accordance with Sections 228 and 242 of the Delaware General Corporation Law. The total number of outstanding shares entitled to vote or consent to this Amendment was 34,909,187 shares of Common Stock and 258,378 shares of Series B Convertible Preferred Stock. A majority of the outstanding shares of Common Stock and Series B Convertible Preferred Stock, voting together as a single class, voted in favor of this Certificate of Amendment of Amended and Restated Certificate of Incorporation.





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         IN WITNESS WHEREOF, Cytel Corporation has caused this Certificate of
Amendment to be signed by its President this 10th day of November, 1998.



                                           CYTEL CORPORATION



                                           /S/ VIRGIL THOMPSON
                                           --------------------------------
                                           Virgil Thompson
                                           President and Chief Executive Officer





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